Consulting Agreement

Between:

Robert Tomjlenovic;

And

Global Precision Medical Inc. ("Global")

WHEREAS Robert Tomjlenovic has financial contacts in the United States that are potential sources of capital for the Company in its ongoing operations, Global hereby enters into a limited consulting agreement whereby in return for arranging meetings and introductions, Tomjlenovic, on a case by case basis at the sole discretion of Global, will be compensated in the following manner:

•

Telephone expenses.

•

Travel expenses in the event that Tomjlenovic is required to accompany representatives of Global to meetings arranged by him.

•

Finders fees on verifiable capital contributions to the treasury of the Company, such fees to be set by the Board of Directors of Global on a case by case basis and in accordance with various regulatory requirements.

Undertakings

Tomilenovic undertakes to represent himself as an independent consultant and not an officer, director or employee of Global and will use only information fully disclosed to the public in informing potential investors of the Company of the merits of such an investment.

Agreed to this3rd day of October 2002 by:

/s/ Robert Tomjlenovic

Robert Tomjlenovic

/s/

Lindsay Semple

CEO - GLOBAL PRECISION MEDICAL